Mr. David Lin
Ms. Erin Purnell

Office of Financial Services

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

December 6, 2018

Re: StartEngine Crowdfunding, Inc.

Amendment No. 2 to Offering Statement

on Form 1-A Filed November 1, 2018

File No. 024-10862

Dear Mr. Lin and Ms. Purnell:

Thank you for your comments of November 21, 2018 regarding the Amendment No. 2 to the Offering Statement of StartEngine Crowdfunding, Inc. (the “company”). We appreciate the opportunity to respond to your comments. As mentioned to David Lin and Erin Purnell on the phone, in light of market conditions and in the interest of efficiency, the company has determined not to offer tokens, in favor of only offering common and preferred shares directly.

Amendment No. 2 to Offering Statement on Form 1-A

Cover Page

1.	Please revise the forepart of the offering statement to highlight that an investor's decision to purchase securities pursuant to the subscription agreement, as well as agreement to the exclusive forum and jury trial waiver provisions thereunder, is irrevocable. Refer to Sections 1(a) and 7 of each of the subscription agreements for common stock and preferred stock, filed as exhibits 4.1 and 4.2, respectively.

We have revised the cover page in accordance with your comment.

Summary
The Offering, page 5

2.	We note your revised disclosure on page 34 in response to comment 2. For consistency, please revise your disclosure in the first paragraph of this section, as well as the first paragraph under the heading "Securities Being Offered" on page 34, to state that there will be a smart contract for each class of Tokens.

As the company is no longer offering tokens we have removed all references to smart contracts with respect to this offering.

Risk Factors
Investors in this offering may not be entitled to a jury trial..., page 11

3.	Please revise the second sentence of the fourth paragraph in this section to remove the word “substantive” from your statement that no condition, stipulation or provision of the subscription agreement serves as a waiver of any provision of the federal securities laws. In addition, please revise to clarify whether purchasers in secondary transactions would be subject to this provision. If the provision is not intended to apply to secondary purchasers, disclose any difference in rights between primary and secondary purchasers and describe how the provision will be implemented, including, for example, in instances where a single shareholder purchases in both the primary and secondary market.

We have revised the disclosure in the fourth paragraph as requested. In addition, we have added disclosure to reflect that purchasers in secondary transactions are subject to the jury trial waiver provision.

The smart contracts may be vulnerable and may not work as anticipated..., page 12

4.	We note your response to comment 3 that you have revised your disclosure to "reflect that due to the nature of the Tokens in the offering, the remedies will be the identical to those available to traditional securities holders." However, we are unable to locate your revised disclosure that so states. Please revise or advise.

As the company is no longer offering tokens, we have removed this risk factor.

Plan of Distribution, page 16

5.	We note your revised disclosure in response to comment 5. Please further revise to briefly explain what you mean by your statement that the Tokens are "effectively" digital stock certificates. As previously requested, please revise your disclosure to indicate whether, and if so, how, these digital stock certificates will differ from the tokens being used to represent the Common Stock and Series Token Preferred Stock.

As the company is no longer offering tokens, we have removed any discussion of digital stock certificates as it relates to this offering.

Investors’ Tender of Funds, page 17

6.	We note your disclosure here and in the risk factor on page 10 that there may be a significant delay between the time of subscription and final delivery of the security (e.g., up to 6 months). Please explain in more detail why the diligence procedures described on page 17 could take up to six months to complete. We further note that the subscriptions are irrevocable and that the company will determine in its sole discretion upon completion of diligence when to accept and close on a subscription. Please provide more information about what rights subscribers may have after remitting payment, but prior to a closing, including in instances of dissolution or liquidation of the company. Finally, please tell us how these closings are appropriate under Rule 251(d)(3)(i)(F) of Regulation A.

2

We have amended the disclosure to clarify that the average closing time is around 30 days, with the fastest being less than 5 days, and the longest, which related to an issue relating to an international wire, took over six months. We note that there are practical reasons for the timing including the method of payment. For instance, if an investor pays by ACH, it will take at least 15 days to close, which accounts for the 1 to 3 days for the ACH to be received, the 10 day clearance period required by Prime Trust and the 48 hours it takes for the funds to be transmitted to the company. In company’s last offering for approximately 96% of the investments the length of time that the funds were held in escrow was less than 60 days.

Prime Trust has informed us that if it becomes aware of the dissolution and/or liquidation of the company, its internal compliance personnel would confirm the event. At that point, Prime Trust would return the funds in escrow to the investors. Pursuant to the subscription agreement, the company also has the option to return payments. During its last offering the company returned payments based on a variety of reasons, including requests from investors, incomplete wire transfers, failure to pass AML checks, etc.

The company believes that the closing procedures are consistent with market practices and are consistent with Rule 251(d)(3)(i)(F) of Regulation A. The offering will begin within two calendar days of qualification, as indicated on the cover page of the offering circular. The offering is a “continuous” offering being made in compliance with the requirements of that rule. The fact that the clearance and settlement process may take some time due to the nature of the procedures to be carried out does not mean that this is a “delayed” offering.

Additional Perks, page 18

7.	We note your response to comment 9 that you are no longer offering the 10% incentive. We note, however, that your website continues to include various references to this incentive for a number of offerings on your funding portal. Please advise. In addition, we reissue comment 9 for information regarding the historical incentive offers made to investors. Please tell us how long you have offered this incentive. Please provide a list of all instances where this incentive was offered to investors, including the identification of the respective offering/investment opportunity on your portal, the amounts distributed or to be distributed pursuant to the terms of the incentive and the dates. Please also explain in detail how you intend to address the investors who have invested in the investment opportunities on your portal in reliance on this incentive to the extent you intend to terminate this incentive as represented in your response. Finally, please explain to us how the incentive perk did not violate the funding portal prohibitions outlined in comment 9.

The company will not offer this incentive in this Regulation A offering.

3

With respect to the incentive offered by Regulation CF issuers to investors in the previous Regulation A offering, those terms will continue to apply, as the incentive was adopted by the issuers themselves, and neither the company nor its funding portal subsidiary, StartEngine Capital LLC (“StartEngine Capital”) can change the fact that the issuers chose to include the incentive.

Exchange Act Section 3(a)(80) includes specific prohibitions for funding portals, including that a funding portal may not, “(1) offer investment advice or recommendations; (2) solicit purchases, sales or offers to buy the securities offered or displayed on its website or portal”. The bonus shares offered by issuers to investors who have previously purchased company shares does not violate these prohibitions. In particular, this program has been made available to all issuers raising funds under Regulation CF through StartEngine Capital. StartEngine Capital did not select the participants or provide any recommendation to investors that certain issuers were more suitable for investment than others. Further, the incentive was itself not a solicitation as investors were only made aware of the incentive in accordance with StartEngine Capital’s standard communications made in compliance with Regulation CF. Additionally, the issuers who participated in the program received the same treatment as those who did not participate in the program. The company does note that for administrative purposes, one email was sent to those entitled to the incentive to let them know when the 24 hour window was open.

The first investors entitled to this incentive were able to avail themselves of this incentive in December 2017. All issuers offering securities under Regulation CF on the platform of StartEngine Capital were given the opportunity to participate in the incentive program. As of November 26, 2018, 225 issuers chose to participate in the incentive and 14 issuers chose not to.  We are attaching as Exhibit 1 a list of all companies who have participated in the program to date. As of November 26, 2018, the total amount of funds distributed to issuers who chose to offer the incentive as a result of the incentive is $893,614.40, and the total amount of committed funds pending that may be distributed is $145,289.40.

We are attaching as Exhibit 2 a list organized by issuer of the funds committed (that have either been distributed to the issuers or currently committed) by those entitled to the incentive and the date of distribution. We have included the date of distribution when available. Committed funds pending are those funds listed without a corresponding date.

8.	We note your response to comment 10 that you are no longer offering the 10% incentive and reissue to address the incentives that have historically been offered. Please explain how you determined which Regulation Crowdfunding issuers participated in the incentive and whether there were any fees or other services exchanged in connection with an issuer's participation. In addition, please provide your analysis as to why you should not be deemed to have been a statutory underwriter for the bonus shares.

Neither the company nor StartEngine Capital determined which issuers would participate; the option to offer the incentive was open to all issuers making offerings on StartEngine Capital’s platform and the issuers themselves determined whether to participate. There were no additional fees or other services exchanged in connection with an issuer’s participation.

4

The company does not believe that it is acting as a statutory underwriter in allowing Regulation CF issuers to choose to offer the incentive to the company’s investors. Since neither the company nor its subsidiary played any role in determining whether, in what amount, and upon what terms any securities would be offered to the public, the company’s role does not amount to that of an underwriter under Section 2(a)(11) of the Securities Act.

The Company's Business  Services under Development, page 20

9.	Please enhance your discussion to address the estimated time frame of when you think these additional services will be completed, including expected costs to be incurred.

We have amended the disclosure as requested.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

10.	Please revise to disclose revenue metrics (e.g. revenues by product and or type, the number of underlying transactions, fees received from warrants) and discuss any material change period over period for the periods presented.

We have provided additional disclosure as requested.

11.	Please revise to disclose cost of revenue metrics (e.g. cost of revenues by type) and discuss any material change period over period for the periods presented.

We have provided additional disclosure as requested.

12.	Please enhance your disclosure to discuss the underlying drivers for the decrease in your gross margin from 79.7% for the six months ending June 30, 2017 to 68.2% for the six months ending June 30, 2018.

We have revised the disclosure as requested.

13.	Please break out general and administrative expenses by type (i.e. salaries and benefits, research and development, etc.) and discuss any material changes period over period.

We have revised the disclosure as requested.

14.	Please revise to discuss the changes in financial position for the periods presented.

We have revised and supplemented the disclosure as requested.

5

Notes to Consolidated Financial Statements Note 2 - Summary of Significant Accounting Policies, page F-6

15. Please provide an accounting policy for other current assets, including the nature thereof and disclose the amounts of material assets for the periods presented.

The company has revised the disclosure as requested.

Fair Value of Financial Instruments Level 3 - Investments - Warrants, page F-8

16. Please revise to disclose the number of private portfolio companies for which you hold warrants, including the warrants received during the periods presented for each portfolio company.

The company has revised the disclosure as requested.

Revenue Recognition, page F-12, page F-12

17. We note that, on January 1, 2018, you adopted ASC 606 Revenue from Contracts with Customers. Please revise your accounting policy to disclose the impact of this new guidance to your financial statements and provide the revised disclosures as required. Additionally, please also address the following:

• Your current disclosure appears general in nature. In your revised disclosure, discuss the various types of fees and nature thereof, including sponsorships, and when fees are due and how they are received;

• Disclose if you offer refunds, for example, if an offering does not raise sufficient funds, and if so, how you account for the refunds; and

• Disclose the circumstances of when you would receive equity warrants in a transaction and how you account for the transaction.

The company has revised the disclosure as requested.

Note 6 - Stockholders' Equity, page F-15

18. We note from page F-35 that you granted stock options to employees and non-employees subsequent to December 31, 2017. However, Note 6 to your interim financial statements only discloses information regarding stock option grants to employees. Please revise to disclose the information regarding grants to non-employees in accordance with ASC 505- 50-50 or advise.

The company has revised the disclosure as requested.

Consolidated Financial Statements for the Fiscal Years Ended December 31, 2017 and 2016 Note 3 - Marketable Securities and Investments, page F-31

19. Considering that your investment securities represent 53% of total assets at both June 30, 2018 and December 31, 2017 and 87% of total assets at December 31, 2016, please enhance your disclosure to provide additional transparency around these investments, for example, business and or industry sector, geographic concentration, economic characteristics and investment objective.

The company has modified the disclosure to clarify that the company’s available-for-sale securities are composed of investments in money market funds and tax-exempt municipal bond funds.

6

Available-for-Sale Securities, page F-31

20. Given that your investment securities represent 53% of total assets at June 30, 2018 and December 31, 2017, please supplementally discuss whether you are an “investment company” as defined under Section 3(a) of the Investment Company Act. We may have additional comments upon review of your response.

The company has modified the disclosure to note that the “available-for-sale securities” were securities mainly held in money market funds and tax-exempt municipal bond funds as a cash management tool. Specifically, we note that as of June 30, 2018 and December 31, 2017, $2,150,527 and $1,335,368, were held in one money market fund, namely, a government money market fund. Accordingly, the company treated the money market fund shares as cash items (see Willkie, Farr 2000 No-Action Letter, 2000 WL 1585635 (Oct. 23, 2000)). These securities are not “investment securities” as defined in the Investment Company Act. Therefore, the company believes it is not an “investment company” as defined under Section 3(a) of the Investment Company Act.

Exhibits

21. We note the statement in the penultimate paragraph on page 2 of each of the subscription agreements for common stock and preferred stock, filed as exhibits 4.1 and 4.2, respectively, that you make no representations or warranties to investors signing the subscription agreement "as to the accuracy or completeness of the information contained in any offering materials." Please note that you are responsible for your disclosure to investors and as such, it is not appropriate to state or imply that investors cannot rely on your disclosure. Please revise or remove the disclaimer. In addition, we note your disclaimer on the bottom of page 1, which indicates that investors may not view the offering circular or other communications from the company, including "testing the waters" materials as investment advice and that investors must rely on their own examination of the company. Please explain to us in detail why this disclaimer is appropriate or revise to remove it from your subscription agreements.

The company has modified the subscription agreements.

Thank you again for the opportunity to respond to your questions to the Offering Statement of StartEngine Crowdfunding, Inc. If you have additional questions or comments, please contact me at jamie@crowdchecklaw.com.

Sincerely,

/s/ Jamie Ostrow

Jamie Ostrow

CrowdCheck Law LLP (f/k/a KHLK LLP)

cc: Howard Marks

Chief Executive Officer
StartEngine Crowdfunding, Inc.
750 N San Vicente Blvd.

Suite 800 West

West Hollywood, CA 90069

7

Exhibit 1

1. AR2Find
2. Freedom Motors
3. Netstairs
4. Global Wine Export
5. Anyone Media Network
6. Abstract Tube
7. Atlis Motor Vehicles
8. Little Starship Productions
9. Powell Development Group
10. Gigvines
11. CBL Worldwide II
12. TotalSource Solutions
13. Seam Tech
14. Smart Snow Solutions
15. DSTLD
16. Three Flip Studios
17. Rentah.com
18. poundWISHES
19. Dlyted
20. eLYQD
21. Natural Dynamic Systems
22. CAKNOW
23. Aurora Sky Events
24. Space Division Inc.
25. Yopi Technologies
26. FireBot Inc.
27. Revohloo
28. Ellison Rains
29. LiteScape Technologies
30. DIYev
31. Solar Direct
32. EDSO
33. Alignme
34. Symbiotries
35. YogaBody Studios
36. BioClonetics
37. ONE ROQ Spirits
38. ZipZap
39. Wise Power
40. Borough Five Pictures (Slate One)
41. Eliport
42. Contenders Clothing
43. Wolfie Services
44. Life Recovery Systems
45. MedChain
46. North Country Showcase
47. Handheld Biometric ID Wallet
48. Nexus eWater
49. StorEn Technologies
50. American Ultimate Disc League
51. XiQ
52. ChoreRelief
53. The Winston Box
54. GarageSkins
55. MicroGen Vet
56. Apparent Energy
57. Epec
58. YouStake
59. SKINZRUS
60. Whetstone International Network
61. Crooru
62. FidoTV
63. LiveShopBuy
64. Market Analyst
65. NetObjex
66. Overland ATS
67. WaterBlocks
68. OSSIC
69. Cinemigo
70. Etelligent Inc.
71. CannCo Brands
72. Starrtup
73. uLIVjava
74. ScreenDoor GreenHouse
75. Anatomic Global
76. Bannon Maher Corporation
77. Xascale
78. U.S. Estate Planners
79. EpigenCare
80. Gyomo
81. ARTICHOKE
82. Smoke Cartel
83. S'MAC
84. CrowdCoverage
85. Titomirov Vodka
86. The Module Project
87. D&M Group
88. Erndo
89. Orbis Law
90. Mola Foods
91. Chella
92. JWL Coin
93. Cyrus Productions Company
94. Satterfield's Jewelry Warehouse
95. Time Token
96. ONO 3D
97. Ginjan Bros
98. Eclipse Diagnostics
99. STRYD
100. Power Hero
101. EscoBoss
102. Wordego
103. PlantSnap
104. Livingway
105. Trait
106. Virtual QE
107. TrustaBit
108. SupPorter
109. Kerrington Home
110. Isina Music
111. Yummi
112. Baja United Wine
113. Citizen Health
114. Dashing
115. FreeRange
116. Worldcast Live
117. Minthealth
118. MetaPipe
119. Flower Turbines
120. Farr Hotels & Resorts
121. Rhode Islands' Dressings
122. The Great Game of Real Estate
123. SENCLO
124. UniCoin Blockchain
125. LGBTQutie
126. Sober Network
127. Grove Works
128. One Sphera
129. Shield Devices
130. Green Valley Adventures
131. Zoptiks
132. Junto Bicycle Works
133. COMPETE
134. Flont
135. Novo Aero Technology
136. EventJoin
137. Cen
138. KokuaToken
139. Betterpath
140. Digital Direct IR
141. SupportMarket
142. Genlines
143. Sharebert
144. Vini Vidi Vici
145. Evarians
146. Bond Film Platform
147. Quila Maria's Tequila Ria
148. Rhino Hide
149. NewTube
150. Gift Jeenie
151. Fuller Real Estate Solutions
152. Wireless 1 Apps
153. PatientDirected
154. Soli
155. Jackson Hole Television
156. MeetMeNow
157. Mycroft AI
158. FireBot Suppression
159. Dablr
160. KOTA Longboards
161. Ampere Motor
162. Members Car Club
163. NetObjex
164. DIVINIA Water
165. Worthy Financial
166. Condotto | ECXTech
167. Curaite
168. HEAL Diabetes Clinics
169. Tribal Rides
170. Cityfreighter
171. Power2Peer
172. KISS Innovations
173. SHIFTMobility
174. KapowChain
175. Creatics
176. OuroX
177. ConsideredThoughtfully
178. KareCall
179. Magnabid
180. Kill Giggles | CFBB Pictures
181. SEATXCHANGE Inc.
182. NowKeto
183. Duby
184. Anchor Digital
185. Annie Stacks
186. No Limit Games
187. American Legacy Network
188. iDiva
189. Full Partner
190. Conc-Steel Inc.
191. TeamTrak
192. Whitethorn Digital
193. PerFIcT App
194. Sentigraph
195. Epec Holdings
196. Wicked City Blues | WCB Productions
197. 1UP Golf Development Group
198. Persona Network
199. Monetran
200. Metasepia
201. G3C Technologies Corporation
202. Leap With Alice
203. Worldie
204. Vizrom
205. MuleChain
206. GuruMD
207. GeoOrbital
208. EnergyCite
209. Timeburst
210. Etelligent
211. CWF Continental
212. Boku International
213. Orange Marmalade
214. Localive
215. Proof Media
216. UniData Tech
217. Farr Hotels & Resorts
218. Your Car Our Driver
219. Gongago
220. Gab AI
221. Caddell Prep
222. ModVans
223. EscoBoss
224. KingsCrowd
225. MineryTech Solutions

Exhibit 2

Company Name and Distribution Date	Amount Distributed or Currently Committed
1UP Golf Development Group	2854.3
11/21/18	2599.3
255
Abstract Tube	400
400
American Legacy Network	1900
1900
American Ultimate Disc League	7477.8
6/27/18	6979.5
9/25/18	498.3
Ampere Motor	5103
8/3/18	2646
8/27/18	2457
Anatomic Global	7150
8/8/18	7150
Anchor Digital	3380.94
11/2/18	3380.94
Anyone Media Network	550
5/2/18	550
Apparent Energy	13405
4/25/18	12905
5/8/18	500
ARTICHOKE	15244.46
6/4/18	7437.36
6/6/18	6543.6
11/20/18	1263.5
Atlis Motor Vehicles	11082.06
4/17/18	10354.16
6/4/18	727.9
Aurora Sky Events	600
5/31/18	600
Baja United Wine	2610
7/2/18	1610
9/11/18	1000
BioClonetics	20700
3/27/18	20700
Boku International	2900
2900
Borough Five Pictures (Slate One)	6900
5/10/18	6900
Caddell Prep	300.08
300.08
CannCo Brands	8870
6/1/18	8870
Cen	8000
8/2/18	8000
Chella	1545.65
10/29/18	1545.65
Citizen Health	7000
6/25/18	6000
8/23/18	1000
Cityfreighter	2500
10/17/18	2250
11/6/18	250
COMPETE	390
390
Conc-Steel Inc.	2799
2799
Condotto | ECXTech	1248
10/16/18	1248
ConsideredThoughtfully	200
200
Contenders Clothing	1870
6/13/18	1870
Crooru	5400
8/17/18	5400
CrowdCoverage	11711
5/24/18	11711
Curaite	4622.25
8/24/18	4622.25
CWF Continental	1303.98
1303.98
Cyrus Productions Company	500
7/11/18	500
D&M Group	600
600
Dablr	200
11/7/18	200
Dashing	2497.2
7/13/18	2497.2
Digital Direct IR	16120
7/13/18	15990
11/8/18	130
DIVINIA Water	17997
9/6/18	17997
Dlyted	1447.44
5/23/18	1447.44
DSTLD	26333.32
7/31/18	24821.68
8/17/18	1511.64
Duby	5500
5500
Eclipse Diagnostics	7500
4/4/18	7500
Eliport	1050
4/11/18	1050
EnergyCite	1500
1500
Epec	36300
2/5/18	33400
3/13/18	2900
Epec Holdings	14100
10/12/18	11200
10/29/18	1000
1900
EpigenCare	3200.8
8/15/18	3200.8
Erndo	3885
6/4/18	2295
6/29/18	1590
Etelligent	790
790
FireBot Inc.	8690
4/18/18	8690
FireBot Suppression	5830
8/3/18	3190
8/21/18	2640
Flont	1760
1760
Flower Turbines	28100
8/6/18	15100
8/23/18	13000
Freedom Motors	11934
11/2/18	5976
11/23/18	5958
Full Partner	918.68
918.68
Fuller Real Estate Solutions	7200
9/25/18	200
10/25/18	7000
G3C Technologies Corporation	8700
8700
Gab AI	14780
11/21/18	13528
1252
GarageSkins	6824.8
3/22/18	6824.8
GeoOrbital	21238
11/19/18	20734
504
Gift Jeenie	1802.5
10/30/18	1802.5
Ginjan Bros	2600
2600
Gongago	103.95
103.95
Green Valley Adventures	7100
7/17/18	7100
GuruMD	7955.1
7955.1
Gyomo	2300
5/21/18	200
8/15/18	2100
Handheld Biometric ID Wallet	4000
10/9/18	4000
HEAL Diabetes Clinics	10249
10249
Jackson Hole Television	274
274
Junto Bicycle Works	3500
7/2/18	3500
KapowChain	300
300
Kerrington Home	300
300
Kill Giggles | CFBB Pictures	2700
2700
KingsCrowd	3875.4
3875.4
KISS Innovations	500
500
KOTA Longboards	1318.4
10/24/18	438.4
880
LGBTQutie	699.06
7/19/18	699.06
Life Recovery Systems	7014.81
4/23/18	7014.81
LiteScape Technologies	5500
4/11/18	5500
Little Starship Productions	12300
8/2/18	12300
LiveShopBuy	1850.12
11/14/18	1850.12
Magnabid	12858.3
9/24/18	8758.4
4099.9
MedChain	29100
2/1/18	29100
MeetMeNow	3500
3500
MicroGen Vet	7641
8/20/18	7641
MineryTech Solutions	856
856
Minthealth	50250
7/19/18	7250
8/3/18	40000
8/30/18	3000
ModVans	9186.8
9186.8
Monetran	9100
11/16/18	8600
500
MuleChain	1500
1500
Mycroft AI	46092.06
7/11/18	43518.83
7/31/18	2573.23
NetObjex	43392.45
3/5/18	35577.75
7814.7
Novo Aero Technology	3000
3000
NowKeto	3059
10/29/18	3059
ONE ROQ Spirits	10763
10763
One Sphera	1500
1500
ONO 3D	7750
8/20/18	7750
Orange Marmalade	883
883
OuroX	804.94
804.94
PerFIcT App	2010
10/1/18	2010
Persona Network	1800
1800
PlantSnap	3830.24
5/8/18	3830.24
poundWISHES	2500
4/17/18	2500
Powell Development Group	7730.24
3/20/18	7730.24
Power Hero	12800
5/3/18	7100
5/29/18	5700
Power2Peer	5620
9/17/18	2020
10/15/18	3600
Proof Media	2500
2500
Quila Maria's Tequila Ria	6420
9/14/18	4920
1500
Rentah.com	33105
5/29/18	33105
Rhino Hide	11910
8/6/18	6400
8/20/18	5510
Rhode Islands' Dressings	5670
5670
S'MAC	5500
8/20/18	5500
Seam Tech	799.98
4/25/18	799.98
SEATXCHANGE Inc.	3800
3800
SENCLO	10828.8
8/7/18	10828.8
Sentigraph	1312
1312
Sharebert	5950
6/8/18	4950
6/28/18	1000
SHIFTMobility	2500
2500
SKINZRUS	300
300
Smart Snow Solutions	250
250
Smoke Cartel	1851
9/18/18	1851
Solar Direct	1900
3/15/18	1900
Space Division Inc.	5000
3/7/18	5000
StorEn Technologies	20948
2/12/18	19500
2/28/18	1448
SupPorter	1500
1500
TeamTrak	800
800
The Great Game of Real Estate	1300
1300
The Winston Box	968.5
968.5
Timeburst	500
500
Titomirov Vodka	15452
6/4/18	15452
TotalSource Solutions	5800
3/20/18	5800
Tribal Rides	5300
11/27/18	5300
TrustaBit	1000
10/1/18	1000
uLIVjava	1692
1692
UniCoin Blockchain	36410
5/21/18	35210
6/25/18	1200
Virtual QE	7250
9/6/18	4800
9/14/18	2450
Vizrom	4905
4905
WaterBlocks	22400
7/9/18	22400
Whitethorn Digital	598.4
598.4
Wicked City Blues | WCB Productions	3400
10/17/18	3400
Wise Power	2100
7/12/18	1800
8/20/18	300
Worthy Financial	23965
8/23/18	22165
9/17/18	1800
Xascale	525
525
XiQ	2260
6/29/18	2260
Yopi Technologies	4250
4250
Your Car Our Driver	200
200
ZipZap	6500
3/19/18	6500